UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SPDR® INDEX SHARES FUNDS

(Name of Issuer)

SPDR® S&P® International Small Cap ETF

(Title of Class of Securities)

78463X871

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 78463X871

1)	Name of reporting person Bank of Montreal
2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	5)	Sole voting power: 2,291,466(1)
	6)	Shared voting power: 2,720(1)
	7)	Sole dispositive power: 2,232,053(1)
	8)	Shared dispositive power: 245,190(1)
9)	Aggregate amount beneficially owned by each reporting person 2,477,243(1)
10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
11)	Percent of class represented by amount in Row (9) 9.9%
12)	Type of reporting person HC

(1)	Shares are held indirectly by the Reporting Person’s subsidiaries, Stoker Ostler Wealth Advisors, Inc., Sullivan, Bruyette, Speros & Blaney, Inc., BMO Harris Financial Advisors, Inc. and BMO Harris Bank N.A.

SCHEDULE 13G

CUSIP No. 78463X871

1)	Name of reporting person Stoker Ostler Wealth Advisors, Inc.
2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Arizona, United States
Number of shares beneficially owned by each reporting person with:	5)	Sole voting power: 22,828
	6)	Shared voting power: 0
	7)	Sole dispositive power: 22,828
	8)	Shared dispositive power: 0
9)	Aggregate amount beneficially owned by each reporting person 22,828
10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
11)	Percent of class represented by amount in Row (9) 0.1%
12)	Type of reporting person IA

SCHEDULE 13G

CUSIP No. 78463X871

1)	Name of reporting person Sullivan, Bruyette, Speros & Blaney, Inc.
2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Virginia, United States
Number of shares beneficially owned by each reporting person with:	5)	Sole voting power: 0
	6)	Shared voting power: 0
	7)	Sole dispositive power: 3,173
	8)	Shared dispositive power: 0
9)	Aggregate amount beneficially owned by each reporting person 3,173
10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
11)	Percent of class represented by amount in Row (9) 0.013%
12)	Type of reporting person IA

SCHEDULE 13G

CUSIP No. 78463X871

1)	Name of reporting person BMO Harris Financial Advisors, Inc.
2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with:	5)	Sole voting power: 0
	6)	Shared voting power: 0
	7)	Sole dispositive power: 174,065
	8)	Shared dispositive power: 0
9)	Aggregate amount beneficially owned by each reporting person 174,065
10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
11)	Percent of class represented by amount in Row (9) 0.7%
12)	Type of reporting person BD, IA

SCHEDULE 13G

CUSIP No. 78463X871

1)	Name of reporting person BMO Harris Bank N.A.
2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5)	Sole voting power: 2,268,638
	6)	Shared voting power: 2,720
	7)	Sole dispositive power: 2,031,988
	8)	Shared dispositive power: 245,190
9)	Aggregate amount beneficially owned by each reporting person 2,277,178
10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
11)	Percent of class represented by amount in Row (9) 9.1%
12)	Type of reporting person BK

SCHEDULE 13G

CUSIP No. 78463X871

ITEM 1(a).	Name of Issuer.

SPDR® INDEX SHARES FUNDS

ITEM 1(b).	Address of Issuer’s Principal Executive Offices.

One Lincoln Street

Boston, Massachusetts 02111

ITEM 2(a).	Names of Persons Filing.

Bank of Montreal and its subsidiaries, Stoker Ostler Wealth Advisors, Inc., Sullivan, Bruyette, Speros & Blaney, Inc., BMO Harris Financial Advisors, Inc. and BMO Harris Bank N.A.

ITEM 2(b).	Address of Principal Business Office or, if none, Residence.

Bank of Montreal

1 First Canadian Place

Toronto, Ontario, Canada M5X 1A1

Stoker Ostler Wealth Advisors, Inc.

4900 North Scottsdale Road

Suite 2600

Scottsdale, AZ 85251

Sullivan, Bruyette, Speros & Blaney, Inc.

8444 Westpark Drive

Suite 610

McLean, VA 22102

BMO Harris Financial Advisors, Inc.

311 W. Monroe

14th Floor

Chicago, IL 60603

BMO Harris Bank N.A.

111 West Monroe Street

Floor 6E

Chicago, IL 60690

ITEM 2(c).	Citizenship or Place of Organization.

Bank of Montreal is organized under the laws of Canada. Stoker Ostler Wealth Advisors, Inc. is organized under the laws of Arizona, United States. Sullivan, Bruyette, Speros & Blaney, Inc. is organized under the laws of Virginia, United States. BMO Harris Financial Advisors, Inc. is organized under the laws of Delaware, United States. BMO Harris Bank N.A. is organized under the laws of the United States.

ITEM 2(d).	Title of Class of Securities.

SPDR® S&P® International Small Cap ETF

ITEM 2(e).	CUSIP Number.

78463X871

ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bank of Montreal is reporting on this Schedule 13G securities held through its , subsidiaries, Stoker Ostler Wealth Advisors, Inc., Sullivan, Bruyette, Speros & Blaney, Inc., BMO Harris Financial Advisors, Inc. and BMO Harris Bank N.A. as fiduciaries for certain employee benefit plans, trust and/or customer accounts. As a result, participants in the plans, trust beneficiaries and customers are entitled to receive, or have the power to direct the receipt of, dividends and proceeds from the sale of such securities. No such person is known to have such an interest relating to more than five percent of the class of subject securities.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Bank of Montreal is the ultimate parent company of Stoker Ostler Wealth Advisors, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, Sullivan, Bruyette, Speros & Blaney, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, BMO Harris Financial Advisors, Inc., a broker dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and BMO Harris Bank N.A., a bank as defined in Section 3(a)(6) of the Act.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 14th day of February, 2014.

BANK OF MONTREAL

/s/ Blair Morrison
Blair Morrison
SVP, Deputy General Counsel & Chief Compliance Officer

Stoker Ostler Wealth Advisors, Inc.

*

SULLIVAN, BRUYETTE, SPEROS & BLANEY, INC.

*

BMO FINANCIAL ADVISORS, INC.

*

BMO HARRIS BANK N.A.

*

*	Pursuant to Power of Attorney filed herewith.

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned entities, as applicable, pursuant to a duly executed power of attorney, hereby agrees to this and any future joint filing of Schedule 13G (including any and all amendments thereto) to be made on their behalf and further agrees to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement consents to the filing of this and any future Schedule 13G (including any and all amendments thereto) by Bank of Montreal.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2014.

BANK OF MONTREAL

/s/ Blair Morrison
Senior Vice President, Deputy General Counsel & Chief Compliance Officer

BANK OF MONTREAL IRELAND PLC	BMO ASSET MANAGEMENT CORP.

*	*

BMO ASSET MANAGEMENT INC.	BMO CAPITAL MARKETS CORP.

*	*

BMO CAPITAL MARKETS LIMITED	BMO DELAWARE TRUST COMPANY

*	*

BMO FINANCIAL CORP.	BMO GLOBAL ASSET MANAGEMENT (ASIA) LIMITED

*	*

BMO HARRIS BANK N.A.	BMO HARRIS FINANCIAL ADVISORS, INC.

*	*

BANK HARRIS INVESTMENT MANAGEMENT INC.	BMO INVESTORLINE, INC.

*	*

BMO LIFE ASSURANCE COMPANY	BMO NESBITT BURNS INC.

*	*

HARRIS MY CFO, LLC	LLOYD GEORGE MANAGEMENT (BERMUDA) LTD.

*	*

LLOYD GEORGE MANAGEMENT (EUROPE) LTD.	MONEGY INC.

*	*

NORTH STAR TRUST COMPANY	PYRFORD INTERNATIONAL LIMITED

*	*

STOKLER OSTLER WEALTH ADVISORS INC.	SULLIVAN, BRUYETTE, SPEROS & BLAYNEY, INC.

*	*

TAPLIN, CANIDA & HABACHT, LLC

*

*	Pursuant to Power of Attorney filed herewith.

Exhibit 2

POWER OF ATTORNEY

For executing Schedules 13G and 13D, 13G/D Joint Filing Agreement and Form 13F

Each of the undersigned entities represents that the individuals signing on behalf of the entity is duly authorized to do so and hereby constitutes and appoints Blair Morrison, Senior Vice-President, Deputy General Counsel and Chief Compliance Officer of Bank of Montreal, Barbara Muir, Senior Vice-President, Deputy General Counsel, Corporate Affairs & Corporate Secretary of Bank of Montreal and Lino Cambone, Vice-President, Deputy General Counsel, Wealth Management & Assistant Corporate Secretary of Bank of Montreal, his or her true and lawful attorneys-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to:

(1)	complete and execute for and on behalf of the undersigned filings on Schedules 13G and 13D in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”) and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(2)	complete and execute for and on behalf of the undersigned a joint filing agreement to provide for the joint filing on Schedules 13G or 13D in accordance with Section 13(d) of the Act and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(3)	complete and execute for and on behalf of the undersigned filings on Form 13F as required by Section 13(f) of the Act and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(4)	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete the execution of any such Schedules 13G and 13D, joint filing agreement and Forms 13F and the timely filing of such forms and agreements with the United States Securities and Exchange Commission and any other authority; and

(5)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorneys-in-fact on behalf of the undersigned pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as such attorneys-in-fact may approve in his or her discretion.

Each of the undersigned entities grants to said attorneys-in-fact and agent full power and authority to do and perform each and every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned entities acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 13(d) of the Act and the rules and regulations promulgated thereunder.

This Power of Attorney shall remain in effect until the undersigned entity is no longer required to file Schedules 13G, 13D or Form 13F, unless earlier revoked by a duly authorized officer of the undersigned entity in writing and delivered to the foregoing attorneys-in-fact.

This Power of Attorney Signature Page may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. A facsimile or portable document format (.pdf) copy of the signature of a party to this Power of Attorney on any such counterpart shall be fully effective as in an original signature.

IN WITNESS WHEREOF, the undersigned duly authorized individuals have caused this Power of Attorney to be executed on this 14th day of February, 2014, on behalf of the respective entities.

[Signatures on following pages.]

BMO ASSET MANAGEMENT CORP.		BMO CAPITAL MARKETS CORP.

By:	/s/ Barry McInerney	By:	/s/ Brad A. Rothbaum
	Barry McInerney		Brad A. Rothbaum
	Chief Executive Officer		Chief Operating Officer/Managing Director

BMO DELAWARE TRUST COMPANY		BMO FINANCIAL CORP.

By:	/s/ Deborah Korompilas	By:	/s/ Terry Jenkins
	Deborah Korompilas		Terry Jenkins
	President		Executive Vice President, Head of Private Banking U.S.

BMO HARRIS BANK N.A.
By:	/s/ Terry Jenkins	By:	/s/ Joe Visaya
	Terry Jenkins Executive Vice President and Head of Private Banking U.S.		Joe Visaya Assistant Secretary

HARRIS MYCFO, LLC

By:	/s/ Joe Visaya	By:	/s/ John Benevides
	Joe Visaya		John Benevides
	Assistant Secreatry		President

MONEGY INC.		NORTH STAR TRUST COMPANY

By:	/s/ Sadhana Valia	By:	/s/ Steven J. Arquilla
	Sadhana Valia		Steven J. Arquilla
	President		President

BMO HARRIS FINANCIAL ADVISORS, INC.		BMO ASSET MANAGEMENT INC.

By:	/s/ Michael Miroballi	By:	/s/ Dirk McRobb
	Michael Miroballi		Dirk McRobb
	President and Chief Executive Officer		Senior Vice President and Chief Administrative Officer

		By:	/s/ Penelope Muradya
Penelope Muradya
Corporate Secretary

BMO HARRIS INVESTMENT MANAGEMENT INC.		BMO INVESTORLINE, INC.

By:	/s/ Richard Mason	By:	/s/ Viki Lazaris
	Richard Mason		Viki Lazaris
	President and Chief Executive Officer		President and Chief Executive Officer

By:	/s/ Penelope Muradya	By:	/s/ Kristina Germain
	Penelope Muradya		Kristina Germain
	Corporate Secretary		Corporate Secretary

BMO LIFE ASSURANCE COMPANY		BMO NESBITT BURNS INC.

By:	/s/ Peter McCarthy	By:	/s/ Peter Hinman
	Peter McCarthy		Peter Hinman
	President and Chief Executive Officer		Chief Financial Officer

By:	/s/ Vandra Goedvolk
Vandra Goedvolk
Corporate Secretary

BANK OF MONTREAL IRELAND PLC		BMO CAPITAL MARKETS LIMITED

By:	/s/ Neil Ward	By:	/s/ William Smith
	Neil Ward		William Smith
	General Manager		Director

By:	/s/ Alan Lynch	By:	/s/ Scott Matthews
	Alan Lynch		Scott Matthews
	Chief Financial Officer		Director

BMO GLOBAL ASSET MANAGEMENT (ASIA) LIMITED		LLOYD GEORGE MANAGEMENT (BERMUDA) LTD.

By:	/s/ Drew Newman	By:	/s/ Drew Newman
	Drew Newman		Drew Newman
	Chief Operating Officer		Chief Operating Officer

PYRFORD INTERNATIONAL LIMITED		LLOYD GEORGE MANAGEMENT (EUROPE) LTD.

By:	/s/ Drew Newman	By:	/s/ Drew Newman
	Drew Newman		Drew Newman
	Chief Operating Officer		Chief Operating Officer

STOKER OSTLER WEALTH ADVISORS INC.		SULLIVAN, BRUYETTE, SPEROS & BLAYNEY, INC.

By:	/s/ Michelle L. Decker	By:	/s/ Gregory Sullivan
	Michelle L. Decker		Gregory Sullivan
	Chief Operating Officer		President and Chief Executive Officer

TAPLIN, CANIDA & HABACHT, LLC

By:	/s/ Tere Alvarez Canida
Tere Alvarez Canida
President